UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 5, 2017, Husky Energy Inc. issued a press release announcing the voting results from its 2017 Annual Meeting of Shareholders. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Date: May 5, 2017		Senior Vice President, General Counsel & Secretary

Exhibit A

Husky Energy Reports Voting Results from 2017 Annual Meeting of Shareholders

Calgary, Alberta (May 5, 2017) – Husky Energy Inc. announced at its Annual Meeting of Shareholders, held on May 5, 2017, the election of 16 nominees proposed for its Board of Directors and the appointment of the Corporation’s auditors as listed in the Management Information Circular dated March 13, 2017.

Following a resolution by ballot, KPMG LLP was appointed as auditors of the Corporation until the 2018 Annual Meeting of Shareholders.

	Votes For		Votes Withheld
Nominee	Number	Percent (%)	Number	Percent (%)
Victor T.K Li	808,792,125	90.76	82,320,536	9.24
Canning K.N. Fok	800,695,264	89.85	90,417,397	10.15
William Shurniak	882,226,602	99.00	8,886,059	1.00
Robert J. Peabody	884,258,330	99.23	6,854,331	0.77
Stephen E. Bradley	887,428,578	99.59	3,684,083	0.41
Asim Ghosh	881,918,101	98.97	9,194,560	1.03
Martin J.G. Glynn	878,504,175	98.59	12,608,486	1.41
Poh Chan Koh	883,613,699	99.16	7,498,962	0.84
Eva L. Kwok	881,069,455	98.87	10,043,206	1.13
Stanley T.L. Kwok	882,971,227	99.09	8,141,434	0.91
Frederick S.H. Ma	888,107,118	99.66	3,005,543	0.34
George C. Magnus	887,395,336	99.58	3,717,325	0.42
Neil D. McGee	884,129,460	99.22	6,983,201	0.78
Colin S. Russel	853,971,483	95.83	37,141,178	4.17
Wayne E. Shaw	881,333,516	98.90	9,779,145	1.10
Frank J. Sixt	837,701,158	94.01	53,411,503	5.99

	Number	Percent (%)	Number	Percent (%)
Appointment of KPMG LLP as auditors	882,956,146	99.08	8,156,515	0.92

Husky Energy is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.B, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602